

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Siaw Tung Yeng
Chief Executive Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

> **Re: Mobile-health Network Solutions**
> **Draft Registration Statement on Form F-1**
> **Submitted July 14, 2023**
> **File No. 377-06781**

Dear Siaw Tung Yeng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 14, 2023

Cover Page

1. We note that your cover page disclosure that you will be a controlled company under the Nasdaq corporate governance rules following this offering. Please include a cross reference to a newly-added risk factor discussing the implications of being a controlled company and the risks that controlled company status poses to minority shareholders.

Corporate Structure, page 8

2. Please revise to clarify your relationship with VPDO Mobile Health PTE LTD TAI TP (Vietnam Rep Office), i.e. whether it is a wholly-owned subsidiary or some other relationship, such as a contractual or variable interest entity relationship. Please also

revise the disclosure on page 45 accordingly.

Risk Factor, page 11

3.   We note that your amended and restated Memorandum and Articles of Association will designate the United States District Court for the Southern District of New York as the exclusive forum for claims arising under the federal securities laws. Please include a risk factor that clearly describes all risks and other impacts the provision may have on investors, such as discouraging claims in a favorable forum, the potential for increased costs to bring a claim, the uncertainty surrounding the enforceability of such a provision and any relevant carve outs for subject matter jurisdiction.

4.   We note the material revenue concentration within your customer base. In this regard, we note your disclosure on page F-14 that customer A accounted for 66.04% of your total sales for the fiscal year ended June 30, 2022. Please include a risk factor highlighting the risks related to this material revenue concentration. Further, disclose the terms of any material agreements with this customer and consider filing them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Security breaches and attacks against our systems and networks..., page 18

5.   We note that you indicate that you have not had any material attacks against your business operations for the financial periods being presented. Expand your disclosure to indicate whether you have experienced any material attacks against your business operations since inception.

Risks Related to Our Class A Ordinary Shares and This Offering, page 29

6.   We note that your dual class share structure creates disparate voting rotes for Class A ordinary shareholders. Please include a risk factor acknowledging that your dual class share structure will limit the ability of your shareholders to influence corporate matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of significant corporate transactions. Further, your risk factor should acknowledge that your dual class structure may have anti-takeover effects that limit the possibility of a change of control transaction, even when most shareholders may consider that transaction to be in their best interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

7.   We note your risk factor on page 22 makes reference to "certain key operating metrics, such as the MAU by age group and MPU by age group." Please tell us whether these are key metrics used by management in assessing the performance of your businesses, and if so, define the metric, explain how it is used, and describe the formula for calculating it.

Related Party Transactions
Other Related Party Transactions, page 105

8.   We note that you have entered into partnership agreements with clinics that are jointly owned by your co-CEOs. Please file these agreements as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Shares Eligible for Future Sale
Lock-up Agreements, page 114

9.   We note that your lock-up agreements with your directors, executive officers and shareholders are "subject to limited exceptions." Please revise to describe these exceptions.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3

10.   Please include the date that the report was issued pursuant to Rule 2-02(a)(1) of Regulation S-X.

Note 2. Summary of significant accounting policies
Revenue recognition, page F-12

11.   We note on page 86 that you operate the MaNaShop/MaNaStore under two business models, the direct sales model in which you procure products from suppliers and services from providers which are then sold directly to users and an online marketplace model whereby you facilitate transactions between third party vendors and your users. We also note on page 87 that under the online marketplace model, marketplace vendors have the discretion to set their own product prices. Please expand your accounting policies for products to describe in detail the basis for recording each of these types of product business models on a gross or net basis under ASC 606. Please also expand your critical accounting policies in MD&A accordingly.

Note 14. Subsequent events, page F-24

12.   We note you purchased 16,104 Class A Ordinary Shares for $6,848,273, or $425.25 per share in conjunction with a legal settlement on January 18, 2023. Please expand the disclosure to include the per share fair market value of the Class A Ordinary Shares on that date and if there is any difference, disclose the amount and accounting treatment afforded to the difference.

Unaudited Consolidated Financial Statements
Note 2. Summary of significant accounting policies, page F-31

13.   We note that you report deferred revenue of $148,743 as of December 31, 2022. Please expand your accounting policies to include your policy for deferred revenue.

General

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology

cc: Meng Ding